Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JULY 17, 2009

BAYTEX ENERGY TRUST FILES PRELIMINARY BASE SHELF PROSPECTUS

CALGARY, ALBERTA, July 17, 2009 –– Baytex Energy Trust ("Baytex") (TSX: BTE.UN; NYSE: BTE) is pleased to announce that it has filed a Preliminary Short Form Base Shelf Prospectus (the "Prospectus") with the securities regulatory authorities in each of the Provinces of Canada and a Registration Statement with the United States Securities and Exchange Commission (the "SEC").  The Prospectus will allow Baytex to offer and issue trust units, subscription receipts, warrants, rights and options convertible into trust units and debt securities by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place.  The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $600 million (Canadian).  Unless otherwise specified in a Prospectus Supplement relating to a particular offering of securities, Baytex intends to use the net proceeds from the sale of any of the securities for general trust purposes, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions and capital expenditures.

A Registration Statement relating to the trust units, subscription receipts and warrants, rights and options convertible into trust units has been filed with the SEC but has not yet become effective.  The securities may not be sold, nor may offers to buy be accepted, before the Registration Statement becomes effective and the Final Short Form Base Shelf Prospectus is filed.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Prospectus included in the Registration Statement can be obtained by contacting Investor Relations at the contact information below or can be found shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Specifically, this press release contains forward-looking statements relating to the use of the net proceeds received from any sale of securities.  The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt of applicable regulatory approvals, the filing of a Final Base Shelf Prospectus in Canada and the Registration Statement becoming effective in the United States.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the SEC.

Baytex Energy Trust
Press Release
July 17, 2009  Page 2 of 2

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust

Anthony Marino, President & Chief Executive Officer
Telephone: (403) 267-0708

Derek Aylesworth, Chief Financial Officer
Telephone: (403) 538-3639

Cheryl Arsenault, Investor Relations Representative
Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca